Exhibit 12
NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
For the years ended May 31, 2012, 2011, 2010, 2009 and 2008

(dollar amounts in thousands)	2012	2011	2010	2009	2008
Earnings:
(Loss) income prior to cumulative
effect of change in accounting principle	$(148,797)	$151,215	$110,547	$(73,770)	$39,646
Add: Fixed charges	761,849	841,288	912,227	935,194	931,268
Less: Interest capitalized	(71)	(208)	(116)	(173)	-
Income available for fixed charges	$612,981	$992,295	$1,022,658	$861,251	$970,914
Fixed charges:
Interest on all debt (including amortization
of discount and issuance costs)	$761,778	$841,080	$912,111	$935,021	$931,268
Interest capitalized	71	208	116	173	-
Total fixed charges	$761,849	$841,288	$912,227	$935,194	$931,268

Ratio of earnings to fixed charges	-	1.18	1.12	-	1.04

For the years ended May 31, 2012 and 2009, earnings were insufficient to cover fixed charges by $149 million and $74 million, respectively.